EXHIBIT A

                           SUMMARY ANNUAL REPORT
              RETIREMENT SAVINGS PLAN FOR WHITMAN CORPORATION


This is a summary of the annual report for the Retirement Savings Plan for Whitman Corporation, EIN 36-6076573 for January 1, 1993 through December 31, 1993. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT
- - -------------------------

Benefits under the Plan are provided by a trust or arrangement providing benefits partially through insurance and/or annuity contracts.

Plan expenses were $10,343,435. These expenses included $9,508,619 in benefits paid to participants and beneficiaries and $834,816 in other expenses. A total of 4,363 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of the plan assets, after subtracting liabilities of the plan, was $156,782,552 as of December 31, 1993, compared to $139,535,453 as of December 31, 1992. During the plan year, the plan experienced an increase in its net assets of $17,247,099.
This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $27,590,334 including participant contributions of $7,381,024, employer contributions of $6,652,564 and a gain from investments of $13,556,946.

YOUR RIGHT TO ADDITIONAL INFORMATION
- - ------------------------------------

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

        1.  an accountant s report;
        2.  assets held for investment purposes;
        3.  schedule of reportable transactions;
        4.  Form 11-K Annual Report to the Securities and Exchange
            Commission; and
        5.  insurance information.

To obtain a copy of the full annual report, or any part thereof, write or call the office of Raymond B. Werntz, who is Vice President - Benefits and Compensation, III Crossroads of Commerce, 3501 Algonquin Road, Rolling Meadows, Illinois 60008. (708) 818-5012*. The charge to cover copying costs will be $10.50 for the full annual report or $.15 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the net assets available for benefits of the plan and accompanying notes, or a statement of changes in net assets available for benefits of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of the report. The charge to cover copying costs given does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan (III Crossroads of Commerce, 3501 Algonquin Road, Rolling Meadows, Illinois 60008, (708) 818-5012, the office of your personnel representative, and at the U.S. Department of Labor in Washington, DC or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N4677, Pension and Welfare Benefit Programs, Frances Perkins Department of Labor Building, 200 Constitution Avenue, NW, Washington, DC, 20216.